UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Acquisition of BE-terna Group	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Telefónica informs that its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L.U. (“Telefónica Tech”) has reached an agreement with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries (“BE-terna Group”).
The amount of the transaction (enterprise value or EV) is up to 350 million euros, including potential variable remunerations (earn-outs).
BE-terna Group is a business group mainly dedicated to providing advanced cloud solutions for the digital transformation of companies, being a Microsoft Gold Partner.
BE-terna Group reached 121 million euros of proforma revenues in 2021 through its operations in, among other markets, Germany, Austria, Switzerland and Denmark.
The valuation implies a multiple of 13.7 EV/OIBDA after synergies and based on its estimated results for 2022.
With this acquisition, Telefónica Tech is consolidated in a strategic market for the Telefónica Group such as Germany, while incorporating a growth platform in new relevant markets in Europe.
The closing of the transaction is subject to the authorization of the German competition authority (Bundeskartellamt).

Madrid, May 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 09, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors